Exhibit 21.1

Mercantil Bank Holding Corporation Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Mercantil Commercebank Voting Trust	Florida
Mercantil Florida Bancorp, Inc.	Florida
Mercantil Bank, N.A.	United States
Commercebank Capital Trust I	Delaware
Commercebank Statutory Trust II	Connecticut
Commercebank Capital Trust III	Delaware
Commercebank Capital Trust VI	Delaware
Commerce BHC Capital Trust VII (sometimes referred to as the “Commercebank Capital Trust VII”)	Delaware
Commerce BHC Capital Trust VIII (sometimes referred to as the “Commercebank Capital Trust VIII”)	Delaware
Commercebank Capital Trust IX	Delaware
Commercebank Capital Trust X	Delaware
Mercantil Investment Services, Inc.	Delaware
Mercantil Trust Company, N.A.	United States
CB Reit Holding Corporation	Delaware
220 Alhambra Properties, LLC	Florida
MCNA Properties IV, LLC	Florida
CTC Management Services, LLC	Florida
CB Real Estate Investment, Inc.	Florida